Filed pursuant to Rule 433
Pricing Term Sheet	Registration File No. 333-172558
dated as of March 2, 2011	Supplementing the Preliminary
Prospectus Supplement
dated March 2, 2011
Old Republic International Corporation
Offering of
$500,000,000 aggregate principal amount of
3.75% Convertible Senior Notes due 2018
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated March 2, 2011, including the documents incorporated by reference therein, and (ii) the related base prospectus dated March 2, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Old Republic International Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	ORI /The New York Stock Exchange (“NYSE”).

Trade Date:	March 3, 2011.

Settlement Date:	March 8, 2011.

Notes:	3.75% Convertible Senior Notes due 2018.

Aggregate Principal Amount Offered:	$500 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $50 million of additional aggregate principal amount of Notes to cover overallotments, if any).

Public Offering Price:	$1,000.00 per Note/$500 million total.

Underwriting Discounts:	$20.00 per Note/$10 million total.

Proceeds, Before Expenses, to the Issuer:	$980.00 per Note/$490 million total.

Maturity:	The Notes will mature on March 15, 2018, subject to earlier repurchase or conversion.

Annual Interest Rate:	3.75% per annum.

Interest Payment and Record Dates:	Interest will accrue from March 8, 2011, and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2011, to the person in whose name a Note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on March 2, 2011:	$11.73 per share of the Issuer’s common stock.

Conversion Premium:	32.5% above the NYSE Last Reported Sale Price on March 2, 2011.

Initial Conversion Price:	Approximately $15.54 per share of the Issuer’s common stock.

Initial Conversion Rate:	64.3407 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Issuer Not Proceeding With Concurrent Offering of Senior Notes:	The Issuer has determined not to proceed with its previously announced offering of $250,000,000 aggregate principal amount of Senior Notes pursuant to a separate public offering.

Use of Proceeds:	The Issuer estimates that the proceeds from this offering will be approximately $490 million ($539 million if the underwriters’ over allotment option is exercised in full), after deducting underwriting fees and discounts and before estimated expenses. The Issuer intends to use approximately $107.4 million of the net proceeds from this offering to repay certain indebtedness that it assumed in connection with its acquisition of PMA. The Issuer intends to use the remainder of the net proceeds for general corporate purposes, including the making of additional capital contributions to the Issuer’s insurance company subsidiaries as may be necessary.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes.

The following table shows the public offering price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $600,000 and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000.00	$500,000,000	$550,000,000
Underwriting discount	$20.00	$10,000,000	$11,000,000
Proceeds, before expenses, to the Issuer	$980.00	$490,000,000	$539,000,000

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated (60%) UBS Securities LLC (30%)

Co-Managers:	Dowling and Partners Securities LLC (2%)
Keefe, Bruyette & Woods, Inc. (2%)
Macquarie Capital (USA) Inc. (2%)
Raymond James & Associates, Inc. (2%)
Wunderlich Securities, Inc. (2%)

CUSIP Number:	680223 AH7

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Effective Date	Stock Price

	$11.73	$12.00	$13.00	$14.00	$15.00	$16.00	$17.50	$20.00	$22.50	$25.00	$30.00	$40.00	$50.00
3/8/2011	20.9108	19.7187	15.7263	12.5740	10.0705	8.0731	5.7984	3.3308	1.8968	1.0738	0.3829	0.1803	0.1362
3/15/2012	20.9108	18.9926	14.5603	11.5103	9.1072	7.2070	5.0699	2.8041	1.5347	0.8419	0.3195	0.1794	0.1359
3/15/2013	20.9108	18.9926	13.6956	10.6935	8.3485	6.5126	4.4769	2.3749	1.2481	0.6705	0.2840	0.1787	0.1354
3/15/2014	20.9108	18.9926	13.2082	10.1726	7.8233	6.0044	4.0204	2.0354	1.0268	0.5484	0.2657	0.1782	0.1350
3/15/2015	20.9108	18.9926	12.9591	9.8085	7.3974	5.5574	3.5940	1.7132	0.8282	0.4517	0.2558	0.1779	0.1347
3/15/2016	20.9108	18.9926	12.8112	9.4410	6.9034	5.0104	3.0628	1.3331	0.6235	0.3709	0.2509	0.1776	0.1345
3/15/2017	20.9108	18.9926	12.5824	8.7402	5.9737	4.0113	2.1635	0.8124	0.4201	0.3168	0.2494	0.1775	0.1345
3/15/2018	20.9108	18.9926	12.5824	7.0879	2.3260	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $11.73 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate exceed 85.2515 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated March 2, 2011.
The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.
This communication should be read in conjunction with the preliminary prospectus supplement dated March 2, 2011 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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